Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs that its subsidiary Sipar Gerdau, located in Rosário, Argentina, has announced today a US$ 524 million investment plan to increase its capacity.

As a result of this program, Sipar Gerdau will have capability to produce crude steel and will boost existing output of rolled products by around four times. The company’s new installations will be equipped with state-of-the-art technology and will obey the highest quality standards. The new facility will be located in Perez, in the province of Santa Fé, 5km from its current facilities. Construction will take place in two stages, beginning within the next few months.

In the first stage the company will invest US$ 310 million to reach an annual production capacity of 650 thousand tonnes of crude steel and 710 thousand tonnes of rolled products. This stage is expected to be concluded in 2011. In the second stage, the investment will be US$ 214 million to bring each, crude and rolled steel capacities, to 1.1 million tonnes. This phase is expected to be concluded by 2016.

This is a key investment for Gerdau’s positioning in Argentina and will prove crucial in meeting growing demand in the country’s market.

The project will also have a positive economic impact for the region since it will create one thousand jobs during the construction phase and an additional three thousand jobs when it becomes operational.

Rio de Janeiro, September 11, 2008

Osvaldo Burgos Schirmer
Executive Vice President
and Investor Relations Director